UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

17 Rothschild Blvd

Tel Aviv 6688120, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Lind Amendments

As previously dislosed in the Report on Form 6-K of HUB Cyber Security Ltd (the “Company”) on May 8, 2023 (the “Prior Report”), the Company previously entered into that certain (i) Securities Purchase Agreement, dated as of May 4, 2023 (as amended and in effect from time to time, the “Purchase Agreement”), by and between the Company and Lind Global Asset Management VI LLC (“Lind”), (ii) Senior Secured Convertible Promissory Note, dated as of May 8, 2023, between the Company and Lind (the “Note”) and (iii) Ordinary Share Purchase Warrant, dated as of May 8, 2023, between the Company and Lind (the “Warrant”). Reference is made to the Prior Report for a description of the Purchase Agreement, the Note and the Warrant.

On August 24, 2023, the Company and Lind entered into an amendment (the “Amendment”) to each of the Purchase Agreement, the Note and the Warrant. Pursuant to the Amendment, the parties agreed to amend the definition of “First Funding Amount” in the Purchase Agreement such that Lind would fund the Company with $1 million, less the Commitment Fee (as defined in the Purchase Agreement) immediately upon execution of the Amendment. In addition, Lind agreed to provide the Company with an additional $500,000, less the Commitment Fee, within five (5) business days following the Company providing written confirmation to Lind that it has filed a Registration Statement on Form F-1 with the SEC to register the ordinary shares issuable upon conversion of the Note and the ordinary shares issuable upon the exercise of the Warrant (the “Registration Statement”) and that there is no ongoing Event of Default or that no Event of Default will occur as a result of such additional funding.

As consideration for the amendments to the First Funding Amount, the Company agreed to amend the Note and increase the principal amount of the Note from $7.2 million to $9 million. Additionally, the Company agreed to amend the conversion price of the Note to $0.45. Further, as consideration for the Amendment, the Company agreed to amend the Warrant and issue to Lind additional warrants to purchase 2,541,790 of the Company’s ordinary shares bringing the total amount of shares that can be purchased under the Warrant to 5,000,000 ordinary shares. The Company also agreed to amend the exercise price of the Warrant to $0.45 per ordinary share.

In connection with the additional $1 million funding pursuant to the Amendment, the Company agreed issue to Lind a new warrant to purchase 2,500,000 ordinary shares with an exercise price of $0.45 per ordinary share and under the same terms and condit0ions as the Warrant. Finally, in the event that the Registration Statement is filed and the Company receives the additional $500,000 funding amount, the Company agreed to issue to Lind a new warrant to purchase a number of ordinary shares equal to $500,000 divided by the closing price of the Company’s ordinary shares on the date prior to the filing of the Registration Statement, at an exercise price equal to 1.25 multiplied by the average of the daily VWAPs (as defined in the Purchase Agreement) during the five (5) trading days prior to the filing of the Registration Statement, and under the same terms and conditions as the Warrant.

The foregoing is a summary description of certain terms of the SPA, the Note, the Warrant and the Amendment. For a full description of all terms, please refer to the copies of the SPA, the Form of Note and the Form of Warrant that are filed as Exhibits 99.1, 99.2 and 99.3, respectively, to the Prior Report and to the copy of the Amendment, which is filed as Exhibit 99.1 to this Report on Form 6-K and are incorporated herein by reference.

The information in this Report on Form 6-K and in the Prior Report, including in the exhibits attached hereto and thereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	First Amendment to Securities Purchase Agreement, Senior Secured Convertible Promissory Note and Warrant, by and between HUB Cyber Security Ltd. and Lind Global Asset Management VI LLC, dated August 24, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: August 25, 2023	By:	/s/ Uzi Moskovich
Uzi Moskovich
Chief Executive Officer

3